NEWS RELEASE

Chip Wilson Comments on Leadership Change at lululemon

Founder of lululemon and Largest Active Shareholder Deeply Concerned Board Has Again Failed at Succession Planning

Will Continue to Actively Engage lululemon to Unlock Value for All Shareholders

VANCOUVER, BC, Dec. 12, 2025 – Chip Wilson, Founder of lululemon athletica inc. (NASDAQ: LULU) ("lululemon" or the "Company") and one of lululemon's largest shareholders, today issued the following statement regarding the announcement by lululemon of certain leadership changes.

"As I have communicated to members of the Company publicly and privately, lululemon needs revitalization and an infusion of new skills to get back to being a product-first company that creates real, long-term shareholder value. After overseeing years of poor decisions erode the brand and destroy shareholder value, it is clear to me that only under my increasing pressure has the lululemon Board of Directors (the "Board") finally started to listen," said Dennis J. "Chip" Wilson, Founder of lululemon. "As one of the largest active shareholders of lululemon, I am deeply concerned about what appears to be a tremendous failure by the Board to competently plan for the future and manage an effective succession process. This latest failure in my opinion only amplifies the urgency the Company faces and the obvious need for the CEO search to be led by new, independent directors with real experience. I believe that the Board should seek the advice of individuals with specific and unique expertise, and deep knowledge of the Company, to advise on the CEO selection process."

Wilson continued, "The Board's praise for Calvin McDonald, a CEO who has overseen massive value destruction over the past two years, with a 62.8% drop in LULU's share price, shows blatant disregard for its shareholders. In my view, the Board has failed to properly hold management accountable to deliver product innovation and instead has led with complacency. The erosion of premium brand value in the Company's core markets demonstrates that the Board does not understand its target customers anymore or what will drive shareholder value at lululemon over the long term. I strongly believe in the continued strength of the lululemon brand, and I know there are several qualified CEO candidates across the retail and apparel space who can continue to build on its legacy. I hope the Board continues this constructive dialogue with me to find refreshed, experienced directors ahead of completing a CEO search."

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